DEXIA

RECEIVED

2008 JUL 21 A 10:44

[redacted]

08003905

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

July 4th, 2008

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of July 3rd 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General

PROCESSED
JUL 23 2008
THOMSON REUTERS

7/21

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

RECEIVED
2008 JUL 21 A 10:24

Dexia is planning to adopt the status of European company and makes changes to its operational organisation.

Regulated information - *Brussels, Paris, 3 July 2008 (2 p.)* - **The Dexia Board of Directors gathered under the chairmanship of Pierre Richard and reviewed the Group's situation. It has approved the plans for the changes in the operational organisation of Dexia presented by the Group's Management Board.**

This project aims to bring out greater integration within the Group and simplify its organisation and decision-making procedures. This involves in particular:

- giving Dexia the status of a European company (Dexia SE) to assert the European foundations of a group that has been attached to its Belgian and French roots since its creation;
- simplifying the way the various lines of activity are organised to increase commercial efficiency;
- strengthening the integration of the support functions within Dexia SE, among other things by sharing their competence centres.

This plan will make it possible:

- to increase the coherence of the Group's client approach across its markets and its business lines, particularly in its activity as a worldwide leader in Public & Project Finance;
- to improve risk control and management.

During the summer, these proposals will be presented to the Group's regulators and finalised within each entity concerned, and then from September onwards consultations will be held with social partners with a view to the gradual implementation from the end of 2008.

The Board of Directors has also ratified the proposed changes in the composition of the Management Board: the appointment of Alain Delouis as head of Public and Project Finance and Credit Enhancement; the appointment of Benoît Debroise as head of the Treasury and financial markets activities. Furthermore, Véronique Thirion, head of human resources, has been appointed as an associate member of the Management Board.

On this occasion, Pierre Richard, president of the Board of Directors, was quoted as saying: "Dexia's move towards the status of a European company was one of the founding objectives of the Group set up in 1996 with the alliance between *Crédit local de France* and *Crédit Communal de Belgique*." The Board welcomes the implementation of these changes by a reinforced management team led by Axel Miller.

Managing Director and Management Board chairman, Axel Miller, was quoted as saying: "Every organisation has to constantly make sure it adapts its structures to the challenges of the market. Organising all our activities to provide added value for our clients must remain the focal point of our approach. A strong commercial presence in each of our establishments, backed up by efficient central teams that are aware of their responsibilities, enables us to develop our strategy resolutely. The developments we are planning will allow us to work more efficiently, with a more focused organisation, on all the markets on which we operate. It will enable us to capitalise on the skills of our staff of over 35,000 in 37 countries to develop the Group's strategic plan even more quickly and more effectively. It will also enable us to ensure real international mobility within the Group and offer our staff better prospects in terms of careers and professional development."

Dexia (www.dexia.com) is a European bank and the world leader in local public finance. Dexia is one of the top fifteen banking groups in the euro zone with a stock market capitalization of EUR 20.3 billion and 35,200 employees in 37 countries as of December 31, 2007. Dexia has one of the highest credit ratings in the banking industry. Dexia's development strategy is based on two pillars: its Universal Banking business in Europe (Belgium, Luxembourg, Slovakia and Turkey), and world leadership in Public/Project Finance.

Press department Brussels	*+32 2 213 50 81*	*Investor Relations Brussels*	*+32 2 213 57 46*
Press department Paris	*+33 1 58 58 86 75*	*Investor Relations Paris*	*+33 1 58 58 85 97*

Dexia S.A. - 11, Place Rogier B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex

END